UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Steele Creek Capital Corporation

(Name of Issuer)

Common stock, par value $0.001

(Title of Class of Securities)

85817G 108

(CUSIP Number)

Marie Bober, 399 Park Ave, New York, NY 10022, 917-719-5775

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85817G 108	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KJM Children’s, LLC 84-4020129
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 618,795 shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 618,795 shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,795 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.71%[1]
12.	TYPE OF REPORTING PERSON (see instructions) PN

[1]	The percentage of ownership based on 6,370,722 shares of common stock of the Company outstanding as of December 31, 2023.

CUSIP No. 85817G 108	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MAM Dynasty, LLC 84-4084007
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 928,192 shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 928,192 shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 928,192 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.57%[2]
12.	TYPE OF REPORTING PERSON (see instructions) PN

[2]	The percentage of ownership based on 6,370,722 shares of common stock of the Company outstanding as of December 31, 2023.

CUSIP No. 85817G 108	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer Steele Creek Capital Corporation

(b)	Address of Issuer’s Principal Executive Offices 201 S. College St., Suite 1690, Charlotte, NC 28244

Item 2.

(a)	Name of Person Filing This Schedule 13G is being filed on behalf of the following (collectively referred to as the “Reporting Persons”): KJM Children’s, LLC MAM Dynasty, LLC

(b)	Address of the Principal Office or, if none, residence The address of the principal business office of the Reporting Persons is: 11150 Santa Monica Blvd., Suite #600, Los Angeles, CA 90025

(c)	Citizenship Each of the Reporting Persons is a Delaware limited liability company.

(d)	Title of Class of Securities Common stock, par value $0.001

(e)	CUSIP Number 85817G 108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 85817G 108	13G	Page 5 of 7 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: KJM Children’s, LLC - 618,795 shares MAM Dynasty, LLC - 928,192 shares

(b)	Percent of class: KJM Children’s, LLC – 9.71% MAM Dynasty, LLC – 14.57%

(c)	Number of shares as to which the person has: KJM Children’s, LLC - 618,795 shares MAM Dynasty, LLC - 928,192 shares

(i)	Sole power to vote or to direct the vote KJM Children’s, LLC - 618,795 shares MAM Dynasty, LLC - 928,192 shares

(ii)	Shared power to vote or to direct the vote KJM Children’s, LLC - 0 MAM Dynasty, LLC - 0

(iii)	Sole power to dispose or to direct the disposition of KJM Children’s, LLC - 618,795 shares MAM Dynasty, LLC - 928,192 shares

(iv)	Shared power to dispose or to direct the disposition of KJM Children’s, LLC - 0 MAM Dynasty, LLC - 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

CUSIP No. 85817G 108	13G	Page 6 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/22/2024 Date

Signature

/s/ Marie Bober, as Attorney in Fact for Kenneth Moelis in his capacity as Managing Member of MAM Dynasty LLC

/s/ Marie Bober, as Attorney in Fact for Kenneth Moelis in his capacity as Managing Member of KJM Children’s LLC

Name/Title

CUSIP No. 85817G 108	13G	Page 7 of 7 Pages

EXHIBIT INDEX

The following exhibits are filed as part of this report or hereby incorporated by reference to exhibits previously filed with the SEC:

Exhibit	Description of Exhibit
1	Joint Filing Agreement dated April 26, 2021